Filed Pursuant to Rule 424(b)(3)

Registration No. 333-184308

CNL GROWTH PROPERTIES, INC.

STICKER SUPPLEMENT DATED FEBRUARY 7, 2014

TO PROSPECTUS DATED AUGUST 19, 2013

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated August 19, 2013 and the sticker supplements dated August 28, 2013, October 7, 2013, November 12, 2013, November 22, 2013, November 27, 2013, January 3, 2014 and January 27, 2014. Certain capitalized terms used in this Supplement without definition have the meanings ascribed to them in the prospectus.

This information is presented as of February 7, 2014.

RECENT DEVELOPMENTS

New Multifamily Development Project

The following updates, supplements and should be read in conjunction with the following sections of the prospectus: “PROSPECTUS SUMMARY – Our Real Estate Portfolio” beginning at page 4 of the prospectus, and “OUR INVESTMENTS” beginning at page 73 of the prospectus.

Crescent Gateway, Orlando, Florida

On January 31, 2014, through GGT Crescent Gateway Holdings, LLC, a Delaware limited liability company (the “CGP JV Partner”), a wholly owned subsidiary of our operating partnership, we entered into a limited liability company agreement, more fully described below (the “Crescent Gateway JV Agreement”) with Crescent Gateway Venture, LLC, a Georgia limited liability company (the “Crescent Gateway JV Partner”, and together with the CGP JV Partner, the “JV Partners”) for the purpose of forming a joint venture, GGT Crescent Gateway FL Venture, LLC, a Delaware limited liability company (the “Crescent Gateway Joint Venture”). The Crescent Gateway JV Partner is an affiliate of Crescent Communities, LLC (“Crescent”).

On January 31, 2014, the Crescent Gateway Joint Venture acquired a fee simple interest in an approximately 8.4-acre parcel of land, located in Altamonte Springs, Seminole County, Florida, a suburb of Orlando (the “Crescent Gateway Property”) pursuant to that certain real estate purchase agreement dated effective the same date, by and between Crescent Gateway Joint Venture and Crescent, as the seller of the Crescent Gateway Property. The Crescent Gateway Joint Venture will develop, construct and operate on the Crescent Gateway Property a 249-unit “Class A” urban style multifamily residential community, which will be known as “Crescent Gateway” (the “Crescent Gateway Project”). The Crescent Gateway Project will consist of five 4-story residential apartment building with one, two and three-bedroom floor plans having a total net rentable area of approximately 250,587 square feet and an average gross unit size of approximately 1,006 square feet. Among its amenities, the Crescent Gateway Project will feature a clubhouse, fitness center, a resort-style pool, and approximately 422 parking spaces, including 30 garages. Crescent Gateway will be our first multifamily development project in the Orlando area.

The purchase price for the Crescent Gateway Property was approximately $4.5 million. The total projected budget for the Crescent Gateway Project is approximately $38.2 million, including the purchase price of the land, closing costs, and construction and other development costs. The purchase price of the land, closing and related acquisition costs in the aggregate amount of approximately $5.3 million, including certain expenses, fees and pre-development costs incurred by Crescent Gateway JV Partner, were funded by the Crescent Gateway Joint Venture from the initial capital contributions of the JV Partners, as described below. The balance of the development and construction costs of the Crescent Gateway Project will be funded with the JV Partners’ additional equity contributions and a construction loan in the approximate amount of $28.5 million, as described below.

On January 31, 2014, the Crescent Gateway Joint Venture entered into a construction loan agreement with PNC Bank, National Association (the “Crescent Gateway Lender”). Pursuant to the loan agreement and related documents evidencing and securing the loan (collectively, the “Crescent Gateway Loan Documents”), the Crescent Gateway Lender will fund up to approximately $28.5 million of the development and construction costs of the Crescent Gateway Project, subject to certain debt service coverage ratio limits (the “Crescent Gateway Construction Loan”). In connection with the origination of the Crescent Gateway Construction Loan, the Crescent Gateway Joint Venture paid the Crescent Gateway Lender a closing fee in the amount of $142,500, or approximately 1/2% of the maximum loan amount.

Generally, the Crescent Gateway Construction Loan will bear interest at a variable interest rate per annum equal to 2.40% above the 30-day LIBOR rate. The interest rate is subject to adjustment monthly based on the latest 30-day LIBOR rate which appears on the Bloomberg Page BBAM1 or on such other third-party provider of rate quotes as the Crescent Gateway Lender may from time to time select. In the event of a default, the Crescent Gateway Construction Loan will bear interest at 4% above the rate then in effect, such amount not to exceed the highest rate authorized by applicable law. The Crescent Gateway Construction Loan also provides for an optional alternative interest rate under certain circumstances.

The Crescent Gateway Construction Loan has a maturity date of July 31, 2017 and will accrue interest during the initial term, which is due and payable monthly. On the maturity date, the outstanding principal balance of the Crescent Gateway Construction Loan is due and payable in a single payment together with all accrued and unpaid interest; provided, however, that the Crescent Gateway Joint Venture may extend the Crescent Gateway Construction Loan for an additional 18 months, subject to prior notice, satisfaction of certain loan-to-value ratio and debt service coverage ratio requirements and other conditions, and the payment of a loan extension fee in an amount equal to 0.20% of the total commitment amount as of the exercise date of the extension option. In the event that the Crescent Gateway Joint Venture exercises the extension option, monthly payments of principal will be required in an amount equal to $31,000. In the event that the Crescent Gateway Joint Venture exercises the extension option, the estimated outstanding principal balance of the Crescent Gateway Construction Loan would be approximately $27.9 million at maturity. The Crescent Gateway Construction Loan may be prepaid at any time without premium, but with all accrued interest and other applicable payments.

The Crescent Gateway Loan Documents require the completion of construction not later than March 31, 2016, subject to delays for certain unforeseeable events. The Crescent Gateway Loan Documents contain affirmative, negative and financial covenants, agreements, representations, warranties, borrowing conditions, and events of default customary for development projects such as the Crescent Gateway Project. Crescent provided absolute and unconditional payment and completion guarantees to the Crescent Gateway Lender for the performance by the Crescent Gateway Joint Venture of all the terms and provisions of the Crescent Gateway Construction Loan and the construction and completion of the Crescent Gateway Project. To serve as collateral for its obligations under such guarantees, Crescent will deliver to the Crescent Gateway Lender either an irrevocable letter of credit in the amount of $800,000 or establish with the Crescent Gateway Lender a deposit account in the initial amount of $800,000, which deposit or letter of credit shall be held by the Crescent Gateway Lender until such time as the Crescent Gateway Project achieves and established debt service coverage ratio. The Crescent Gateway Construction Loan is secured under a mortgage, security agreement and fixture filing from the Crescent Gateway Joint Venture in favor of the Crescent Gateway Lender, granting a first lien on and security interest in the Crescent Gateway Property and the Crescent Gateway Project, including all improvements to be constructed thereon and an assignment of rents. In addition, The Crescent Gateway Joint Venture and Crescent have provided the Crescent Gateway Lender with an environmental indemnity.

An affiliate of Crescent will serve as the developer of the Crescent Gateway Project (the “Crescent Gateway Developer”) under the terms of a development agreement dated January 31, 2014 (the “Crescent Gateway Development Agreement”); and an affiliate of Crescent will serve as the general contractor under the terms of a construction agreement dated January 31, 2014 (the “Crescent Gateway Construction Contract”). Crescent has agreed to develop, construct and deliver the Crescent Gateway Project at a guaranteed maximum price of approximately $25.6 million, which includes a development fee of $1.55 million, and a construction fee equal to approximately five percent (5%) of the cost of the work. Pursuant to the Crescent Gateway Development Agreement, Crescent has provided the Crescent Gateway Joint Venture with an absolute, unconditional and irrevocable guaranty of any construction cost overruns payable by the Crescent Gateway Developer. Three hundred twenty-five thousand dollars of the total development fee is payable at the closing of the Crescent Gateway Construction Loan; and $975,000 of the total development fee is payable in twenty-four monthly installments in an amount equal to $40,625. The balance of the development fee, $250,000, is payable at the earlier to occur of (i) completion of the improvements and the balance of the Crescent Gateway Project to the extent there are savings in certain line items of the project budget, or to the extend not so paid (ii) out of the next distributions of extraordinary cash flow after we have achieved a minimum threshold internal rate of return on investment. Construction fees are payable in monthly installments over the construction period of the Crescent Gateway Project based on percentage completion. It is anticipated that commencement of construction will begin in April 1, 2014. Under the terms of the Crescent Gateway Development Agreement and the Crescent Gateway Construction Contract, Crescent is required to achieve substantial completion not later than March 31, 2016, subject to certain excusable delays, and accordingly, we anticipate that the Crescent Gateway Project should achieve substantial completion in the first quarter of 2016. Under the Crescent Gateway Construction Contract, the Crescent Gateway Joint Venture will withhold a ten percent (10%) retainage against all construction payments until fifty percent (50%) of the construction work is completed, and thereafter, a five percent 5(%) retainage until completion. Final construction payment, including all retainage not previously released, shall be payable in accordance with the terms and conditions of the Crescent Gateway Construction Contract upon completion of the work. The Crescent Gateway Development Agreement and the Crescent Gateway Construction Contract each contain customary representations, warranties, insurance, indemnification, events of default, termination, dispute resolution, and other customary provisions. It is currently expected that the leasing and management of the Crescent Gateway Project will be provided by an experienced independent third party property management firm specializing in the on-site management of multifamily properties.

Pursuant to the Crescent Gateway JV Agreement, the CGP JV Partner has agreed to fund an initial capital contribution of up to a maximum of approximately $5.8 million for a 60% interest in the Crescent Gateway Joint Venture, and the Crescent Gateway JV Partner has agreed to fund an initial capital contribution of up to a maximum of $3.9 million for a 40% interest in the Crescent Gateway Joint Venture. Under certain circumstances, the members of the Crescent Gateway Joint Venture may be required to contribute additional capital to the Crescent Gateway Joint Venture. We, through our CGP JV Partner, are the managing member of the Crescent Gateway Joint Venture. However, we have delegated to the Crescent Gateway JV Partner the authority to manage certain of the day-to-day operations of the Crescent Gateway Joint Venture, subject to our approval of certain major decisions that require the consent of both of the JV Partners, and further subject to our right to terminate such delegation of authority, in accordance with the terms and conditions of the Crescent Gateway JV Agreement.

Generally, under the terms of the Crescent Gateway JV Agreement, operating cash flow will be distributed on a pro rata basis in accordance with the JV Partners’ respective percentage interests in the Crescent Gateway Joint Venture. Upon the occurrence of a major capital event, such as a sale of the Crescent Gateway Property, the proceeds of the capital event generally will be distributed pro rata until accrued and unpaid minimum cumulative operating returns on capital equal to 10% per annum are achieved and invested capital is returned. Thereafter, the Crescent Gateway JV Partner may receive a disproportionately higher share of remaining proceeds at varying percentages based on our having achieved certain minimum threshold internal rates of return on investment.

The Crescent Gateway JV Agreement provides that at any time after the completion of the Crescent Gateway Project each of the CGP JV Partner and the Crescent Gateway JV Partner will have the right to propose an all cash purchase of the other JV Partner’s entire interest in the Crescent Gateway Joint Venture and the receiving JV Partner will have the option to either sell to the offering JV Partner at the offering JV Partner’s proposed price, or to purchase the entire interest of the offering JV Partner at a formula price based on the value of the Crescent Gateway Project, less debts, liabilities and expenses.

Crescent and its affiliates are a family of real estate companies based in Charlotte, North Carolina, engaged in the development, construction, management, acquisition and disposition of multifamily residential real estate. Crescent has developed apartment communities located in the Southeast United States and Texas. While we are not affiliated with Crescent, the Crescent JV Partner or any of their affiliates, an executive officer of our sponsor became a member of the board of directors of Crescent in the first quarter of 2013. This Project is our fourth development venture with Crescent. In addition to the Crescent Gateway Project, we have partnered with Crescent in the acquisition, development and management of a multifamily development projects in Charlotte, North Carolina; Tampa, Florida and in Nashville, Tennessee.

Certain Investment Considerations. We believe that the acquisition and development of the Crescent Gateway Project adds diversification to our growing portfolio of recently developed multifamily communities and is consistent with our growth strategy to acquire properties that have potential for growth in value, based on a number of considerations, including the following factors. With an overall population of more than 2.2 million, the Orlando-Kissimmee-Sanford metropolitan area is the twenty-sixth largest metropolitan statistical area (MSA) in the United States, by 2012 estimates. As of December 2013, the U.S. Bureau of Labor reported Orlando Metro MSA’s unemployment rate was projected to be 5.5%, over a full point lower than the national average of 6.7%.

In connection with the acquisition of the Crescent Gateway Property, we paid our advisor an Investment Services Fee of $382,398, which is equal to 1.85% of our proportionate share of the purchase price of the Crescent Gateway Property plus budgeted development and construction costs relating to the Crescent Gateway Project. Upon completion of the Crescent Gateway Project, the advisor will determine the actual amounts paid. To the extent the amounts paid to our advisor vary from the budgeted amounts on which the Investment Services Fee was initially based, the advisor will pay or invoice us for 1.85% of the budget variance, such that the Investment Services Fee is ultimately 1.85% of the amounts expended on such development and construction.

Potential Investment Opportunities

The following table supersedes and replaces in their entireties the following sections of the prospectus: “PROSPECTUS SUMMARY – Potential Investment Opportunities” at page 6 of the prospectus, and “OUR INVESTMENTS – Other Potential Investment Opportunities” at page 90 of the prospectus.

In addition to our real estate portfolio described in the prospectus, as of the date of this Supplement, our advisor and its sub-advisors have identified a pipeline of potential multifamily development opportunities with an aggregate development budget in excess of $400 million. We are not likely to raise proceeds through this offering sufficient to make all of the investments in our pipeline. As this offering comes to an end, we expect to narrow our focus on those projects that we believe are of appropriate size and likely to provide the best diversity in light of our current portfolio of projects that are either operational or under development.

We currently are pursuing the following properties in that pipeline, among others, and we believe that such opportunities are representative of the types of properties we may acquire in the future.

Property Location	Type	Number of Units Upon Completion	Anticipated Development Budget (in millions) (1)	Our Anticipated Equity Investment (in millions)	Anticipated Mortgage Financing on Project (in millions) (2)
Development Property San Antonio, TX(3)	Class A Multifamily	308 units	$36.0	$7.6	$25.2

Development Property Elkridge, MD(3)	Class A Multifamily	264 units	$46.5	$13.2	$32.5

Development Property Austin, TX(3)	Class A Multifamily	302 units	$44.8	$10.7	$31.4

Total		874 units	$127.3	$31.5	$89.1

(1)	The estimated total development budget includes the cost of the land, construction costs, development fees, financing costs, start-up costs and initial operating deficits of the respective property. The amounts presented do not include investment services fees that would be payable to our advisor in connection with the acquisition of the property.
(2)	Approximately 70% of the expected development budget is expected to be financed with mortgage construction financing at market rates and terms. As of the date of this Supplement, we had not obtained a commitment from a lender for such financing. There is no guarantee financing will be obtained or, if obtained, on what terms.
(3)	Each of these properties is expected to be owned through a joint venture in which we own an interest in excess of 50% with terms similar to the terms as described under “Our Investments – Our Joint Venture Agreements.”

As of the date of this Supplement, we generally have not yet entered into a binding contract to acquire the properties identified as potential investment opportunities above or a joint venture agreement with potential joint venture partners in connection with any of these potential investments. In addition, our advisor is in the process of performing its evaluation and has not completed its due diligence review of the property, the acquisition and the proposed joint venture have not been approved by our investment committee or our board of directors and a financing commitment has not been obtained from a lender. The acquisition of such properties is further contingent upon the receipt of adequate proceeds from this offering, and on obtaining third party financing, which may not be available on reasonable terms or at all. Therefore, there is no guarantee that we will continue to pursue these potential investment opportunities or that, if pursued, the transactions will ultimately be completed or, if completed, on the terms described in the prospectus.

We will continue to supplement the prospectus to provide descriptions of any additional material properties and other material real estate investments that we acquire or that become probable of acquisition during the course of this offering. For a discussion of our real properties and leases, and other properties identified as potential investment opportunities, see “Our Investments.”